811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
November 17, 2023	Century City Chicago Dubai	Paris Riyadh San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Duchovny
Jessica Ansart
Abby Adams

Re:	Green Plains Inc.
Registration Statement on Form S-4
Filed October 16, 2023
File No. 333-275007

Schedule 13E-3 filed by Green Plains Partners LP et al.
Filed October 16, 2023
File No. 005-88912

To the addressees set forth above:

On behalf of Green Plains Inc. (“GPRE”) and Green Plains Partners LP (“GPP”), set forth below are responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2023 (the “Staff Letter”), with respect to (i) GPRE’s Registration Statement on Form S-4, filed with the Commission on October 16, 2023 (the “Registration Statement”), and (ii) GPP’s Schedule 13E-3, filed with the Commission on October 16, 2023 (the “Schedule 13E-3”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), via EDGAR submission.

November 17, 2023

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in the Staff Letter in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement or the Amended Schedule 13E-3, as applicable, unless otherwise specified. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement or the Amended Schedule 13E-3, as applicable.

Registration Statement on Form S-4

Summary Term Sheet, page 1

1.

Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a “Special Factors” section in the front of the proxy statement/prospectus and caption the disclosure as such. Refer to Rule 13a-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary Term Sheet and re-locate the sections relating to financial information, market price information, risk factors, forward-looking statements, information about the companies and written consents of GPP Limited Partners. Also, revise the Summary Term Sheet and Q&A sections to shorten them significantly and to avoid duplication.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 1 through 56 of the Amended Registration Statement.

GPRE Parties’ Position as to the Fairness of the Merger, page 44

2.

Refer to the third paragraph in this section. Please revise to explain how the GPRE Parties were able to reach their fairness determination based, in part, on the requirement that transaction receive the affirmative vote or written consent of the holders of a majority of the outstanding GPP Common Units when such approval was certain given the support agreement executed by the GPRE Parties that required the GPRE Parties to provide their consent to the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Amended Registration Statement. The Company supplementally advises the Staff that the likelihood of the Merger’s completion was a material consideration for the GPRE Parties because of the potential harm and disruption to the Company, GPP and their employees if the Merger was ultimately not consummated or if it was unduly delayed. Accordingly, the GPRE Parties considered as a material factor, in reaching their fairness determination, the likelihood that the Merger would be completed. The obligation of the Support Parties to vote or cause to be voted all of the GPP Common Units beneficially owned by them in support of the Merger Agreement was a factor in the GPRE Parties’ fairness determination.

November 17, 2023

Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals, page 46

3.

We note your statement on page 52 indicating that the terms of the Merger Agreement, including the Merger Consideration, were determined as a result of arms’ length negotiations between GPRE and the Conflicts Committee. Please delete the reference to “arm’s-length negotiations” as such reference is inappropriate in a going private transaction by affiliates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 27 through 28 of the Amended Registration Statement.

Special Factors

Unaudited Financial Projections of GPRE and GPP, page 53

4.

We note your disclosure on page 54 that GPRE management made numerous material assumptions with respect to GPRE’s and GPP’s businesses in the preparation of financial projections. Please revise disclosure here to describe the actual material assumptions and any material quantitative information relating thereto, including, for example, assumptions regarding trends and uncertainties in the items identified on page 54 (commodity pricing, market environment, demand for GPRE and GPP products and services, assumed amounts and nature of future capital expenditures, terms of certain existing contracts, use of cash flows generated by the businesses, and other general business, market and industry assumptions). Please also clarify whether any assumptions were made with respect to macroeconomic factors, such as low interest rates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 30 through 31 of the Amended Registration Statement.

5.	Please revise this section to disclose the full projections rather than “certain summarized unaudited prospective financial and operating information” for each of GPP and GPRE.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Registration Statement to include additional unaudited prospective financial and operating information for each of GPP and GPRE in the Amended Registration Statement, including total revenue, cost of goods sold, selling, general and administrative expense, operating and maintenance expenses, and net debt. Please see pages 32 through 33 of the Amended Registration Statement. Management prepared certain additional prospective financial and operating information, including prospective financial and operating information by business segment; however, the preparation of the segmented financial information involved a significant amount of management judgments and assumptions, and management does not view the individual results of GPRE’s operating segments as helpful or beneficial to the GPP Unitholders. The Company believes that the prospective financial and operating information included in the Amended Registration Statement reflects all of the material information that was relied upon by GPRE and the Conflicts Committee in evaluating the transaction and no additional estimated or projected financial information was materially relevant to the analysis of the Merger.

November 17, 2023

Opinion of Evercore—Financial Advisor to the Conflicts Committee, page 60

6.

Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value for Peer Group Trading Analysis, including GPP, (ii) the EBITDA multiples with respect to the Precedent M&A Transaction Analysis and the company data to which you applied the multiple to arrive at the implied per share equity values, and (iii) the premium data for each transaction in the Premiums Paid Analysis. Apply this comment also to the disclosure relating to the GPRE analyses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 42 through 48 of the Amended Registration Statement.

The Support Agreement, page 93

7.

Please disclose the name and number of GPP Units held by each party to the support agreement. On a related note, please file Schedule A to the support agreement in an unredacted form, or provide us your analysis supporting your decision to redact the information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to disclose the name and number of GPP Units held by each party to the Support Agreement. Please see page 92 of the Amended Registration Statement. The Company has also filed an unredacted form of the Support Agreement as Exhibit 10.1 to the Amended Registration Statement.

Where You Can Find More Information, page 130

8.

Note that neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 129 of the Amended Registration Statement.

*                *                 *                *                *

Please do not hesitate to contact me at (713) 546-7420 with any questions regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

November 17, 2023

Sincerely,

/s/ Ryan J. Maierson

Ryan J. Maierson of LATHAM & WATKINS LLP

cc:	Michelle S. Mapes, Green Plains Inc./Green Plains Partners LP
Thomas G. Brandt, Latham & Watkins LLP
Tull R. Florey, Gibson, Dunn & Crutcher LLP
Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

5